
April 12, 2022

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

   Re: System1, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed April 8, 2022
     File No. 333-262608

Dear Mr. Blend:

   We have reviewed your amended registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our April 6, 2022 letter.

Amendment No. 2 to Form S-1 filed April 8, 2022

Cover Page

1. We note your added disclosure in response to prior comment 3. Further revise to make clear the percentage of publicly held shares that were redeemed at the time of the SPAC merger and the resulting percentage of the total outstanding that the shares being registered for resale represent.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven B. Stokdyk, Esq.